SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.     )*

Twilio Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90138F102

(CUSIP number)

Bessemer Venture Partners

1865 Palmer Avenue, Suite 104

Larchmont, NY 10528

(914) 833-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to who copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 90138F102	13D	Page 2 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER VII & CO. LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,169,303 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,169,303 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,169,303 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Represents shares of Class B Common Stock of Twilio Inc. (“Twilio”). Each share of Class B Common Stock is convertible without payment or consideration into one share of Class A Common Stock of Twilio at the option of the holder.

(2)

Calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, based upon an aggregate of 103,781,961 shares of outstanding Class A Common Stock, consisting of (i) 80,667,248 shares of Class A Common Stock outstanding as of December 13, 2018, the record date established by the Company for purposes of the special meeting of the Company’s stockholders held on January 30, 2019, plus (ii) 23,114,713 shares of Class A Common Stock issued to the former stockholders of SendGrid, Inc. (“SendGrid”) pursuant to the Agreement and Plan of Merger dated October 15, 2018, by and between the Company, SendGrid and Topaz Merger Subsidiary, Inc., as amended on December 13, 2018, in each case as set forth in the Prospectus contained in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 18, 2018.

CUSIP No. 90138F102	13D	Page 3 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER VII & CO. L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,169,303 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,169,303 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,169,303 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6% (2)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 90138F102	13D	Page 4 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BESSEMER VENTURE PARTNERS VII L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,935,805 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,935,805 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,935,805 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (2)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 90138F102	13D	Page 5 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BESSEMER VENTURE PARTNERS VII INSTITUTIONAL L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 846,915 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 846,915 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 846,915 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8% (2)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 90138F102	13D	Page 6 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVP VII SPECIAL OPPORTUNITY FUND L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,266,672 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,266,672 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,266,672 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.1% (2)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 90138F102	13D	Page 7 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 15 ANGELS LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 119,911 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 119,911 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,911 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (2)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 90138F102	13D	Page 8 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER VIII & CO. LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,079,413
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,079,413
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,079,413
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0% (2)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 90138F102	13D	Page 9 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEER VIII & CO. L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,079,413
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,079,413
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,079,413
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.0% (2)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 90138F102	13D	Page 10 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BESSEMER VENTURE PARTNERS VIII L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,398,054
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,398,054
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,398,054
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3% (2)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 90138F102	13D	Page 11 of 19 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BESSEMER VENTURE PARTNERS VIII INSTITUTIONAL L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,681,359
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,681,359
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,681,359
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.6% (2)
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 90138F102	13D	Page 12 of 19 Pages

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to shares of Class A Common Stock, par value $0.001 per share (the “Shares”), of Twilio Inc., a Delaware corporation (the “Issuer”). In addition to the Class A Common Stock, Twilio also has outstanding Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”). Each share of Class B Common Stock is convertible without payment or consideration into one Share at the option of the holder. Each of the BVP VII Entities (as defined below) initially filed a Schedule 13G on February 14, 2017, as amended pursuant to Amendment No. 1 filed with the Securities Exchange Commission (the “SEC”) on February 14, 2018. The BVP VII Entities and the BVP VIII Entities (as defined below) are filing this Schedule 13D in connection with the consummation of the transactions contemplated by the Agreement and Plan of Merger and Reorganization, dated October 15, 2018, by and between the Issuer, SendGrid, Inc. (“SendGrid”) and Topaz Merger Subsidiary, Inc., as amended on December 13, 2018 (the “Merger Agreement”, and the transactions contemplated therein, the “Merger”), whereby each share of common stock of SendGrid was canceled and automatically converted into 0.485 Shares, with fractional Shares being paid in cash as provided in the Merger Agreement, and because the BVP VII Entities and the BVP VIII Entities may be deemed to be part of a “group” as that term is defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each of the Reporting Persons (as defined below) disclaims the existence of a “group” as between the BVP VII Entities and the BVP VIII Entities, and disclaims beneficial ownership, for purposes of Section 13(d) of the Exchange Act, of any securities held directly by the other Reporting Persons. This report shall not be deemed to be an admission that any of the Reporting Persons are a “group” for purposes of Rule 13d-5.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This statement is being filed by the following persons:

(i)	Deer VII & Co. Ltd., a Cayman Island exempted company (“Deer VII Ltd.”), which is the general partner of Deer VII & Co. L.P., a Cayman limited partnership (“Deer VII LP”);

(ii)

Deer VII LP, which is the general partner of Bessemer Venture Partners VII L.P. (“BVP VII”), Bessemer Venture Partners VII Institutional L.P. (“BVP VII Institutional”) and BVP VII Special Opportunity Fund L.P. (“BVP VII SOF” and, together with BVP VII, BVP VII Institutional and 15 Angels (as defined below), the “BVP VII Funds” and, together with Deer VII Ltd. and Deer VII LP, the “BVP VII Entities”);

(iii)	BVP VII;

(iv)	BVP VII Institutional;

(v)	BVP VII SOF;

(vi)	15 Angels LLC (“15 Angels”), a wholly-owned subsidiary of BVP VII Institutional;

(vii)	Deer VIII & Co. Ltd., a Cayman Island exempted company (“Deer VIII Ltd.”), which is the general partner of Deer VIII & Co. L.P., a Cayman limited partnership (“Deer VIII LP”);

(viii)

Deer VIII LP, which is the general partner of Bessemer Venture Partners VIII L.P. (“BVP VIII”) and Bessemer Venture Partners VIII Institutional L.P. (“BVP VIII Institutional” and, together with BVP VIII, the “BVP VIII Funds” and, together with Deer VIII Ltd. and Deer VIII LP, the “BVP VIII Entities”);

(ix)	BVP VIII; and

(x)	BVP VIII Institutional.

The BVP VII Entities and the BVP VIII Entities are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

CUSIP No. 90138F102	13D	Page 13 of 19 Pages

Each of the Reporting Persons is principally engaged in the business of investing in securities. The business address and principal executive offices of the each of the Reporting Persons are c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538.

The Shares to which this Schedule 13D relates are owned directly by the applicable BVP VII Funds (which hold shares of Class B Common Stock) or BVP VIII Funds.

Item 2 (d) – (e). During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Each of the BVP VII Funds used its own assets to purchase the aggregate of 6,169,303 shares of Class B Common Stock directly owned by them, which purchases occurred prior to the Issuer becoming a public company. The aggregate amount of funds used to purchase such shares of Class B Common Stock was $35,505,254.08. Each of the BVP VIII Funds acquired its Shares pursuant to the Merger, receiving an aggregate of 3,079,413 Shares based on the 0.485 exchange ratio set forth in the Merger Agreement.

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth under Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

The BVP VII Funds hold the shares of Class B Common Stock and the BVP VIII Funds hold the Shares in each case as investments in their ordinary course of business. Byron Deeter, a director of each of Deer VII Ltd. and Deer VIII Ltd., serves as the representative for the Reporting Persons on the Issuer’s board of directors.

As may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to such investment, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of Shares or of Class B Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. The Reporting Persons may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Mr. Deeter, in his fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

CUSIP No. 90138F102	13D	Page 14 of 19 Pages

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional securities of the Issuer, dispose of some or all of the Shares or Class B Common Stock or such other securities, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 (a)–(b)

As of February 1, 2019, BVP VII, BVP VII Institutional, BVP VII SOF and 15 Angels had sole voting and dispositive power with respect to 1,935,805, 846,915, 3,266,672 and 119,911 Shares, respectively, through their ownership of Class B Common Stock, representing approximately 1.8%, 0.8%, 3.1% and 0.1%, respectively, of the 103,781,961 shares of outstanding Class A Common Stock (determined in accordance with Rule 13d-3 of the Exchange Act), consisting of (i) 80,667,248 shares of Class A Common Stock outstanding as of December 13, 2018, the record date established by the Company for purposes of the special meeting of the Company’s stockholders held on January 30, 2019, plus (ii) 23,114,713 shares of Class A Common Stock issued to the former stockholders of SendGrid pursuant to the Merger Agreement, in each case as set forth in the Prospectus contained in the Registration Statement on Form S-4 filed with the SEC on December 18, 2018 (the “Total Outstanding Shares”).

As of February 1, 2019, Deer VII LP, as the general partner of BVP VII, BVP VII Institutional and BVP VII SOF, may be deemed to have sole voting and dispositive power with respect to all 6,169,303 Shares beneficially owned by the BVP VII Funds, representing approximately 5.6% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of February 1, 2019, Deer VII Ltd., as the general partner of Deer VII LP, may be deemed to have sole voting and dispositive power with respect to all 6,169,303 Shares deemed to be beneficially owned by Deer VII LP, representing approximately 5.6% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of February 1, 2019, BVP VIII and BVP VIII Institutional had sole voting and dispositive power with respect to 1,398,054 and 1,681,359 Shares, respectively, representing approximately 1.3% and 1.6%, respectively, of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of February 1, 2019, Deer VIII LP, as the general partner of BVP VIII and BVP VII Institutional, may be deemed to have sole voting and dispositive power with respect to all 3,079,413 Shares beneficially owned by the BVP VIII Funds, representing approximately 3.0% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of February 1, 2019, Deer VIII Ltd., as the general partner of Deer VIII LP, may be deemed to have sole voting and dispositive power with respect to all 3,079,413 Shares deemed to be beneficially owned by Deer VIII LP, representing approximately 3.0% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

CUSIP No. 90138F102	13D	Page 15 of 19 Pages

(c) Other than the receipt of Shares by the BVP VIII Funds as a result of consummation of the Merger on February 1, 2019, no Reporting Person has entered into any transactions in the Shares within the last 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

BVP VII, BVP VII Institutional and BVP VII SOF are parties to an Amended and Restated Investors’ Rights Agreement, dated April 24, 2015, between the Issuer and certain of its stockholders (the “Investors’ Rights Agreement”). Under the terms of the Investors’ Rights Agreement, BVP VII, BVP VII Institutional, BVP VII SOF and 15 Angels have customary registration rights with respect to any Registrable Securities (as defined in the Investor Rights’ Agreement) that they may hold from time to time, including demand registration rights, piggyback registration rights and shelf registration statement rights, in each case, subject to certain customary limitations.

The foregoing description of the Investors’ Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement, which are incorporated by reference into this Schedule 13D pursuant to Exhibit 99.2 of Item 7 hereof.

Except for the Investors’ Rights Agreement, or as otherwise set forth in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any Shares.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2	Investors’ Rights Agreement, dated April 24, 2015, between the Issuer and certain of its stockholders (incorporated herein by reference to Exhibit 4.2 of the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 1, 2018).

CUSIP No. 90138F102	13D	Page 16 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 11, 2019

DEER VII & CO. LTD.

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

DEER VII & CO. L.P.

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BESSEMER VENTURE PARTNERS VII L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BESSEMER VENTURE PARTNERS VII INSTITUTIONAL L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BVP VII SPECIAL OPPORTUNITY FUND L.P.

By:	Deer VII & Co. L.P., its General Partner

By:	Deer VII & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

CUSIP No. 90138F102	13D	Page 17 of 19 Pages

15 ANGELS LLC

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

DEER VIII & CO. LTD.

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

DEER VIII & CO. L.P.

By:	Deer VIII & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BESSEMER VENTURE PARTNERS VIII L.P.

By:	Deer VIII & Co. L.P., its General Partner

By:	Deer VIII & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BESSEMER VENTURE PARTNERS VIII INSTITUTIONAL L.P.

By:	Deer VIII & Co. L.P., its General Partner

By:	Deer VIII & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel